Hennessy Capital Acquisition Corp. II

700 Louisiana Street, Suite 900

Houston, Texas 77002

VIA EDGAR

June 22, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Pamela A. Long, Assistant Director

Re:	Hennessy Capital Acquisition Corp. II Draft Registration Statement on Form S-1 Submitted May 21, 2015 CIK No. 0001642453

Dear Ms. Long:

Hennessy Capital Acquisition Corp. II (the “Company,” “Hennessy Capital,” “we,” “our” or “us”) hereby transmits a Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’ s letter dated June 17, 2015 (the “Letter” ). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of the Registration Statement, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1. We note that your sponsor, Hennessy Capital Partners II LLC, has committed to purchase 13,900,000 warrants in a private placement that will close simultaneously with the closing of the offering under this registration statement. Provide us your analysis why the proposed issuance of warrants does not require registration under the Securities Act. Please also tell us whether the underwriting agreement will be in any way conditioned upon the private placement occurring.

Response: We respectfully advise the Staff that the Company is relying on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), as the exemption from registration under Section 5 of the Securities Act with respect to the warrants to be issued to the Company’s sponsor (the “Sponsor Warrants”) at the time of the closing of the Company’s proposed public offering. The Company believes that the issuance and sale of the Sponsor Warrants to the Company’s sponsor constitutes a valid private placement pursuant to Rule 152 and Section 4(a)(2) of the Securities Act that is not vitiated by the filing of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 22, 2015

Rule 152 provides that “[t]he phrase ‘transaction by an issuer not involving any public offering’ in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.” The Staff has issued a number of no-action letters in which it took the position that, under Rule 152, an otherwise valid private placement would not be integrated with a subsequent registered public offering of additional similar securities if the private placement is “completed” before the commencement of the public offering, even if the public offering is contemplated at the time of the private placement. See, e.g., Black Box Incorporated (available June 26, 1990); JBI Incorporated (available September 28, 1989); Country First Bank (available March 31, 1989); and Vintage Group, Inc. (available May 11, 1988). Consistent with Rule 152 and such no-action letters, the private placement of the Sponsor Warrants was “completed” prior to the filing of the Registration Statement. The terms of the Sponsor Warrants and the purchaser’s obligation to accept the Sponsor Warrants for the stated consideration are set forth in the Sponsor Warrants Purchase Agreement, which was executed prior to the filing of the Registration Statement, a copy of which has been filed as Exhibit 10.6 to the Registration Statement. Accordingly, the purchaser was irrevocably bound prior to the filing of the Registration Statement and, as such, the completion of the private placement prior to the filing of the Registration Statement places this transaction squarely within the Staff’s interpretation of the Rule 152 safe harbor.

In addition, the issuance of the Sponsor Warrants constitutes a valid private placement under Section 4(a)(2). Securities Act Release No. 8828 (Aug. 3, 2007) (the “Release”) provided that it is the Staff’s view that “the determination as to whether the filing of a registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” The Release also provides that if the prospective private placement investor became interested in the purportedly private offering by means of the previously filed registration statement, the exemption would not be available. On the other hand, as the Release further reports, “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

The concurrent private placement of the Sponsor Warrants to the Company’s sponsor should not be integrated with the Company’s public offering to be made pursuant to the Registration Statement because the purchaser was not identified or contacted through the marketing of the public offering or solicited to purchase the Sponsor Warrants as a result of the filing of the Registration Statement. The purchaser of the Sponsor Warrants is an accredited investor (as defined in Rule 215 of the Securities Act) and the sponsor for the Company’s proposed public offering and thus has a substantive, pre-existing relationship with the Company. The sponsor’s sole managing member serves as chairman and chief executive officer of the Company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 22, 2015

Based on the foregoing reasons, the concurrent private placement is exempt from registration under Section 5 of the Securities Act.

We also advise the Staff that the underwriters’ several obligations to purchase the units in the public offering will not be expressly conditioned on the closing of the private placement of the Sponsor Warrants.

2. Please tell us whether any information was prepared by Boston Consulting Group for inclusion in this registration statement. If so, you should file its consent as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act.

Response: We hereby advise the Staff that Boston Consulting Group did not prepare any information for inclusion in the Registration Statement.

3. Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We hereby advise the Staff that in the event that we present written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of all such written communications. We further advise the Staff that investors will not retain copies of any such materials.

Prospectus’ Outside Front Cover Page

4. Consider whether you could reduce the amount of text on the outside front cover page to ensure that the disclosure does not exceed one page. See Item 501(b) of Regulation S-K.

Response: We have reduced the amount of text on the cover page of the Registration Statement in response to the Staff’s comment.

5. Highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Response: We have highlighted the cross-reference on the cover page of the Registration Statement in response to the Staff’s comment.

6. Include the names of the lead or managing underwriters when you amend the draft registration statement. Note that we will defer further review of any amendment that does not include the names of the lead or managing underwriters.

Response: We have revised the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 22, 2015

Summary, page 1

7. We note that Nasdaq rules provide that your initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account at the time of your signing a definitive agreement in connection with your initial business combination. We also note your disclosure that you cannot assure investors that your securities will continue to be listed on the Nasdaq. With a view toward clarified disclosure, please tell us what requires you to satisfy the 80% test if your securities are not listed on the Nasdaq.

Response: We hereby advise the Staff that if our securities are not listed on Nasdaq after this offering, we would not be required to satisfy the 80% test. We have revised the Registration Statement (pages 4, 15, 72, 78, 90 and 118) to clarify this point.

8. We note you disclosure that approval of the business combination requires approval of a majority of outstanding shares. Given the shares that are subject to an agreement to vote in favor of the transaction, please disclose the percentage of the shares offered in this registered transaction that must vote in favor of the transaction in order for it to be approved.

Response: We have revised the Registration Statement (pages 12, 27, 82, 104 and 112) in response to the Staff’s comment.

9. We note that your sponsor, executive officers, directors and director nominees have agreed, pursuant to a written agreement that they will not propose any amendment to your certificate of incorporation that would affect the substance or timing of your obligation to redeem 100% of your public shares if you do not complete your initial business combination within 24 months. Please clarify whether the permitted transferees will be subject to the agreement. From your revised disclosure, it should be clear whether the insiders, who apparently would be prohibited from proposing a charter amendment, could transfer their shares to others who could propose such changes at the direction of the insiders or otherwise.

Response: We have revised the Registration Statement (pages 16, 20, 22, 47 and 84) to clarify that prior to acquiring any securities from our initial stockholders, permitted transferees will be required to enter into a written agreement with us agreeing to be bound by this restriction.

Business Strategy Summary, page 70

10. The text accompanying the chart is illegible on the EDGAR system. Refer to Rules 301 and 304 of Regulation S-T, and ensure that the text accompanying the chart is legible on the EDGAR system when you amend the draft registration statement.

Response: We have revised the Registration Statement to ensure that the text accompanying the chart on page 70 is legible on the EDGAR system.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 22, 2015

Principal Stockholders, page 105

11. Please reconcile the number of shares owned by Hennessy Capital Partners II LLC here with the number on page II-5 of the registration statement, even allowing for the forfeit of 656,250 founder shares.

Response: We hereby advise the Staff that, as disclosed on page 108 and elsewhere in the Registration Statement, Hennessy Capital Partners II LLC (“HCP”) transferred 440,000 of the shares of the Company it acquired in May 2015 to our officers, director nominees and advisor. Subsequent to this transfer, HCP only owns 4,591,250 shares of the Company.

Advance notice requirements for stockholder proposals and director nominations, page 119

12. Please elaborate on the bylaw provisions that may preclude your stockholders from bringing matters before your annual meeting of stockholders or from making nominations for directors at your annual meeting of stockholders.

Response: We have revised the Registration Statement (page 120) in response to the Staff’s comment.

Underwriting, page 122

13. Please expand the disclosure in the fifth paragraph to describe briefly the factors, if any, that the lead or managing underwriters would consider in determining whether to consent to the release of any of the securities subject to the lock-up agreements before the agreements’ expiration period.

Response: We have revised the Registration Statement (page 130) to identify the factors to be considered by the underwriters in connection with a request to release securities subject to the lock-up agreements prior to the expiration of the lock-up period.

Financial Statements, page F-1

General

14. Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: We have revised the Registration Statement (page F-11) in response to the Staff’s comment.

Statement of Stockholders’ Equity, page F-5

15. The amount of common stock and additional paid-in capital presented here does not agree to the amounts presented on the face of your balance sheet. Please revise.

Response: We have revised the Statement of Stockholders’ Equity in the Registration Statement (page F-5) to agree with the amounts presented on the face of the balance sheet.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 22, 2015

Note 4 – Related Party Transactions, page F-11

Registration Rights, page F-12

16. You disclose that your initial shareholders and holders of the private placement warrants will be entitled to registration rights pursuant to a registration rights agreement to be signed on or prior to the closing of this offering. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering these securities. Refer to ASC 825-20-50-1.

Response: We have revised the Registration Statement (page F-12) to disclose that the registration rights agreement does not provide for any penalties associated with delays in registering the securities.

*      *      *

In making our responses, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Hennessy Capital’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

HENNESY CAPITAL ACQUISITION CORP. II

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP